

July 18, 2012

<u>Via E-mail</u>
Kirkland B. Andrews
Chief Financial Officer
NRG Energy, Inc.
211 Carnegie Center
Princeton, NJ 08540

>   **Re: NRG Energy, Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2011**
>   **Filed February 28, 2012**
>   **Response dated July 13, 2012**
>   **File No. 001-15891**

Dear Mr. Andrews:

We have reviewed your response and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

<u>Form 10-K for the fiscal year ended December 31, 2011</u>

<u>Item 8 – Financial Statements and Supplementary Data</u>

<u>Note 3 – Business Acquisitions and Dispositions, page 127</u>

1. We note your response to our prior comments with respect to the Ivanpah transaction. We are not persuaded that the $68 million you paid for your 50.1% equity interest was reflective of the full amount of the consideration for your portion of the net assets acquired. That is, we believe that the full purchase price included the committed base equity. In this regard, the fair value of the <u>net</u> assets acquired ranged from $615 million to $548.5 million based on third party valuations. We note your base equity commitment approximates your percentage interest in the net assets acquired as of the transaction date. In addition, we believe the non-controlling interest amounts should include the

corresponding committed base equity by Google. Please show us what your revised disclosure will look like including the impact on your financial statements.

You may contact Donna Di Silvio, Staff Accountant at (202) 551-3202 or me at (202) 551-3377 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief

cc: Brian Curci, Esq.
        Assistant General Counsel